February 9, 2006

TELECOPIED TO: (202) 772-9205

AND VIA EDGAR AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:

Michele Anderson, Legal Branch Chief

Cheryl Grant

Re:

Fonix Corporation

Registration Statement on Form S-1

Originally Filed October 18, 2005

File No. 333-129092

Dear Ms. Anderson and Ms. Grant:

Fonix Corporation (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1, originally filed on its behalf with the Commission on October 18, 2005, under the Securities Exchange Act of 1933, File No. 333-129092, so that the Registration Statement may become effective on Thursday, February 10, 2006, at the hour of 2:00 p.m., Eastern Standard Time or as soon thereafter as may be practicable.

In addition, the Company acknowledges the following:

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Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Fonix Corporation

By:_/s/ ROGER D. DUDLEY

Roger D. Dudley

Executive Vice President

Copy to Jeffrey M. Jones, Esq.